UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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   SEC FILE NUMBER
     000-50038
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    CUSIP NUMBER
     03850Y100
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check  One):     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                  [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                  For Period Ended:  June 30, 2006
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Aradyme Corporation
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Full Name of Registrant

n/a
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Former Name if Applicable

1255 North Research Way, Suite Q3500
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Address of Principal Executive Office (Street and Number)

Orem, UT  84097
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company's management was unable to complete the review of the Company's 10-QSB by the filing deadline because of unavailability, due to illness, of an officer who reviews the filing. This officer is recovering, and it is anticipated that the quarterly report will be filed within the five-day extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Scott A. Mayfield               801                 705-5000
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                  (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                     [X] Yes                                 [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X] Yes                                 [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Our net loss increased from $1,786,621 in the nine-month period ended June 30, 2005, to an anticipated net loss of $1,996,079 in the nine-month period ended June 30, 2006; and increased from $374,331 in the three-month period ended June 30, 2005, to an anticipated $629,371 in the three-month period ended June 30, 2006.

         It is expected that our revenues decreased approximately 16%, from $808,770 in the nine-month period ended June 30, 2005, to an expected $677,689 in the nine-month period ended June 30, 2006; and decreased 62%, from $552,671 for the three months ended June 30, 2005, to an expected $209,798 for the three months ended June 30, 2006.

         At June 30, 2006, we expect to report a working capital deficit of $924,541, as compared to a working capital deficit of $595,505 at September 30, 2005. At June 30, 2006, we expect to report an accumulated deficit of $8,587,053 and a total stockholders' deficit of $666,628, compared to an accumulated deficit of $6,590,974 and stockholders' deficit of $355,950 at September 30, 2005.

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                               Aradyme Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2006                          By: /s/ James R. Spencer
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                                                    James R. Spencer,
                                                    Chief Executive Officer